UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number: 001-32557

Fronteer Development Group Inc.
(Translation of registrant's name into English)

1650 - 1055 West Hastings St., Vancouver, British Columbia Canada V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News release dated September 26, 2006: Fronteer Intersects 4 Grams Per Tonne Gold Over 111 Metres At Agi Dagi Deposit, Nw Turkey

99.2	News release dated October 05, 2006: Fronteer Closes $10 Million Private Placement In Aurora

99.3	News release dated October 10, 2006: Fronteer's Aurora Continues to Expand the Michelin Uranium Deposit in Labrador

99.4	News release dated October 17, 2006: Encouraging Silver-Gold Results From Clara And San Pedro Projects In Mexico -- Phase II Drilling Program Underway

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.
(Registrant)

Date: October 23, 2006	By:	/s/ Sean Tetzlaff
Sean Tetzlaff

	Title:	CFO & Corporate Secretary